Contacts: Lorus Therapeutics Inc. Bruce Rowlands Senior Vice President (416) 798-1200 ext. 338 browlands@lorusthera.com	Media Contact: Eliza Walsh / Amy Banek Mansfield Communications (416) 599-0024 / (212) 370-5045 eliza@mcipr.com	US Investor Relations Tim Clemensen Rubenstein Investor Relations (212) 843-9337 tim@rir1.com

LORUS THERAPEUTICS INC. TO PRESENT RESULTS OF NOVEL ANTICANCER SMALL MOLECULE STUDIES

-Lead compound suppressed the growth of most cancer cell types-

TSX:               LOR

AMEX:          LRP

TORONTO, CANADA, August 9, 2004 – Lorus Therapeutics Inc. (“Lorus”), a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, will introduce a novel series of anticancer small molecules at the IBC's 9th Annual World Congress Drug Discovery Technology(R) 2004 to be held in Boston, from August 8-13, 2004.  An abstract entitled  “Anti-proliferative activity of novel aryl-imidazoles and their possible mechanism of action” has been accepted for presentation and will be published in the meeting proceedings.

This novel series of compounds has demonstrated potent anti-proliferative activity against a variety of human cancer cell types.  Promising cancer cell growth inhibition was demonstrated in the National Cancer Institute’s (NCI) 60-cell line tumor panel.  Moreover, in animal models of human colon cancer and liver cancer, treatment with several leading compounds resulted in significant inhibition of tumor growth.

Results of studies conducted to investigate the mechanism of action of this series of compounds will be presented at the meeting, specifically focusing on a lead compound termed ML-220.  ML-220 suppressed the growth of most cancer cell types.  Studies using HT-29 colon cancer cells demonstrated the alteration of the cell cycle by ML-220 through induction of partially reversible arrest in the G0/G1 phase.

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The subcellular localization of ML-220 in cancer cells was investigated by fluorescent microscopy and demonstrated that ML-220 localizes in the perinuclear area closely associated with the endoplasmic reticulum (ER), subcellular network of membranes responsible for manufacture and transfer of membranes and secretory proteins.  In addition, ML-220 was found to be an inhibitor of kinases, enzymes involved in many cell-signaling pathways.  Altered expression of these enzymes is often associated with abnormal cell growth and development of tumors.

Consequently, targeting cancer-related kinase activity presents novel opportunities for the development of new cancer therapies designed to be less toxic than conventional chemotherapeutic drugs.  The subcellular distribution and morphological changes induced by these compounds in cancer cells, as well as their selective pattern of kinase inhibition suggest that they target novel mechanisms of signal transduction.

ML-220 and related derivatives have potential as therapeutic agents for the treatment of human cancer.  Further studies are currently in progress to identify the precise mechanisms.

“In a continued effort to expand its platform technologies, Lorus initiated a small-molecule discovery program based on a novel chemical scaffold.  It is encouraging to see that a number of molecules from this project demonstrate activity as anticancer agents, both in cell culture studies and in animal models of human cancer,” said Dr. Jim Wright, chief executive officer of Lorus.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company’s current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company’s ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company’s ability to attract and retain business partners and key personnel, future levels of government funding, the Company’s ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company’s ongoing quarterly filings, annual information form, annual reports and 40 -F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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